Exhibit 99.1

Strongbridge Biopharma plc Completes Target Enrollment of 90 Patients in the Phase 3 SONICS Study Evaluating RECORLEVTM (levoketoconazole) in Endogenous Cushing’s Syndrome

Dublin, Ireland and Trevose, Pa., June 27, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced that it has met its enrollment target of 90 patients in the Phase 3 SONICS study evaluating the safety and efficacy of RECORLEVTM (levoketoconazole), a next-generation cortisol synthesis inhibitor, for the treatment of endogenous Cushing’s syndrome. Based upon strong interest in the SONICS study at the end of screening, a small number of additional potential study participants remain in screening and will be allowed to enroll, if qualified.

“We would like to sincerely thank our investigators, their clinical teams, and, most importantly, all of the patients from many countries around the globe for their continued dedication and participation in the SONICS study,” said Fredric Cohen, M.D., chief medical officer of Strongbridge Biopharma. “We currently still have patients in screening for SONICS due to the high level of interest and demand in the study.  Although we have reached target enrollment, we are pleased to extend the study for a brief period to accommodate those in screening who qualify. This will enable us to report top-line results in the second quarter of 2018,” Dr. Cohen added.

“The need for a safe and effective, next-generation cortisol synthesis inhibitor, such as RECORLEV, in the treatment of Cushing’s syndrome is substantial. Through achieving target enrollment in the SONICS study, we are one step closer to better understanding the clinical value of RECORLEV and potentially bringing a new therapeutic treatment option to this community,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma. “Because we strongly believe in the potential of RECORLEV to become a best-in-class therapy, and as previously announced, we have strengthened our Phase 3 development plan to include LOGICS, a nine-week, placebo-controlled study, which will complement the long-term SONICS study. We anticipate availability of top-line data from the LOGICS study in the third quarter of 2018,” Pauls added.

SONICS and LOGICS are multinational Phase 3 studies designed to evaluate the safety and efficacy of RECORLEV when used to treat endogenous Cushing’s syndrome. SONICS is a single-arm, open-label study conducted in three treatment phases. Patients titrate to a therapeutic dose in the first phase and are maintained at the therapeutic dose for six months in the second phase, the end of which marks the primary efficacy time point. A six-

month extended evaluation is included for long-term safety evaluations. LOGICS uses a placebo-controlled, double-blind, randomized-withdrawal design. Approximately 35 patients with Cushing’s syndrome will be randomized in LOGICS, of which approximately one-half will have previously completed SONICS. Together, the SONICS and LOGICS studies will include the participation of approximately 100 clinical research sites in over 20 countries in North America, Europe and the Middle East.

For more information on the SONICS study, please visit ClinicalTrials.gov and reference identifier: NCT01838551.

About Endogenous Cushing’s Syndrome

Endogenous Cushing’s syndrome (CS) is a rare but serious and potentially lethal endocrine disease caused by chronic elevated cortisol exposure. Most people with CS have a variety of signs and symptoms — many of which, when they occur by themselves, are common and do not necessarily point to an underlying disease; this makes recognition of CS difficult. Common presenting symptoms include weight gain or obesity, fatigue, muscle weakness, headaches, mood or sleep disturbances, facial rounding or redness, excess body hair growth in women or baldness in men, thinned skin with stretch marks, easy bruising and other skin changes including acne, mood or sleep disturbances and irregular periods or loss of libido.  Patients are often found by their doctors to have new-onset or worsening of high blood pressure, abnormal levels of blood lipids, such as cholesterol, polycystic ovaries and abnormal blood glucose or diabetes. People with uncontrolled disease are seriously ill and have a 2- to 4-fold higher mortality rate than age- and gender-matched controls, mainly due to metabolic and cardiovascular complications. Treatment options for CS include surgery, radiation therapy, and medical treatment. Cushing’s syndrome most commonly affects adults ages 20-50 and is more prevalent in females, accounting for about 70 percent of all cases.

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include RECORLEVTM (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and veldoreotide, a next-generation somatostatin analog being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both RECORLEV and veldoreotide have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties.  All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, anticipated investment, status and results of clinical trials and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations

U.S.:

The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

Europe:

First House

Mitra Hagen Negård

+47 21 04 62 19

strongbridgebio@firsthouse.no

USA
900 Northbrook Drive
Suite 200
Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389